

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 25, 2017

Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

>   **Re: J. C. Penney Company, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2017**
>   **Filed March 24, 2017**
>   **File No. 1-15274**

Dear Mr. Drexler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products

cc: Salil Virkar, Assistant General Counsel and Corporate Secretary